UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

R.V.B. Holdings Ltd
(Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share
(Title of Class of Securities)

M20512 10 5
(CUSIP Number)

 Orly Tsioni, Esq.
Yigal Arnon & Co.
1 Azrieli Center, Tel-Aviv, Israel
972-3-608-7851

(Name, Address and Telephone Number of Person Authorized
To Receive Notices and communications)

December 12, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. M20512105	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON: Chun Holding Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares1
	8	SHARED VOTING POWER: 0 Ordinary Shares1
	9	SOLE DISPOSITIVE POWER: 0 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: PN

1
Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price of $0.18 per share.

On December 16, 2010, A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, exercised the option granted to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer, as reported in the Schedule 13D/A filed on September 16, 2010, file number 005-50582.  As a result thereof Chun LP no longer holds securities in the Issuer.

CUSIP No. M20512105	Page 3 of 12 Pages
1	NAME OF REPORTING PERSON: Aviv Tzidon I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 60,942,608 Ordinary Shares1
	8	SHARED VOTING POWER: 0 Ordinary Shares1
	9	SOLE DISPOSITIVE POWER: 60,942,608 Ordinary shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 60,942,608 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.49%2
14	TYPE OF REPORTING PERSON: IN

1
On March 1, 2004, Mr. Aviv Tzidon was granted options to purchase 9,000,000 ordinary shares of the Issuer, at an exercise price of $0.18 per share. One fifth of the options are deemed vested upon the completion of each full year of his service as Chairman of the board of directors of the Issuer, which commenced on November 24, 2003. Once vested, the options are exercisable for a period of three years. As of the date hereof, options to purchase 6,200,000 shares underlying these options expired, 1,800,000 are considered to be beneficially owned by Mr. Tzidon and options to purchase 1,000,000 ordinary shares of the Issuer were exercised by Mr. Tzidon in November 2009.

Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share) in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of US$3,180,000 based upon an exercise price per share of $0.18.

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and Chun LP entered into an agreement (the “September 2010 Agreement”) pursuant to which Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon, the option to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of Chun LP’s holdings in the Issuer.

On December 16, 2010, A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, exercised the option granted under the September 2010 Agreement and purchased 58,142,608 Ordinary Shares of the Issuer from Chun LP in accordance with the terms of the September 2010 Agreement.

2
In addition to the  58,142,608 Ordinary Shares of the Issuer purchased from Chun LP Aviv Tzidon is also the beneficial owner of options to purchase 1,800,000 Ordinary shares of the Issuer and the holder of 1,000,000 Ordinary shares of the Issuer, or approximately 50.49% of the Issuer's outstanding securities in the aggregate, based on 120,700,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

CUSIP No. M20512105	Page 4 of 12 Pages
1	NAME OF REPORTING PERSON: Portel Marketing S.A. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITLES ONLY) : Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0 Ordinary Shares1
	8	SHARED VOTING POWER: 0 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 0 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 0 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

1
Following a tender offer, Chun Holdings Ltd. purchased 7,142,608 Ordinary Shares of the Issuer for an aggregate consideration of $1,285,669.44 ($0.18 per share), in December 2003. On December 31, 2003 Chun Holdings Ltd. transferred all of its holdings in the Issuer to its affiliate Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of the Issuer's Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. Also on March 3, 2004, Chun LP, agreed to provide the Issuer with a credit line in the amount of $3.2 million. In consideration for this credit line, Chun LP was granted a four-year warrant to purchase an additional 40,000,000 of the Issuer's ordinary shares for an exercise price of $0.18 per share. Of the warrants to purchase 40,000,000 Ordinary Shares, Chun LP waived its rights to receipt of warrants to purchase 10,000,000 Ordinary Shares and agreed that such warrant be granted to certain other entities. Of the remaining warrants to purchase 30,000,000 Ordinary Shares, Chun LP transferred warrants to purchase 1,468,889 Ordinary Shares to certain of the Issuer's principal banks. On August 4, 2004 Chun LP exercised part of the warrant to purchase 11,000,000 Ordinary Shares, par value NIS 1.0 each, and on September 26, 2004 it exercised warrants to purchase an additional 6,666,667 Ordinary Shares, par value NIS 1.0 each, in exchange for an aggregate amount of U$$3,180,000 based upon an exercise price of $0.18 per share.

On December 16, 2010, A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, exercised the option granted to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer, as reported in the Schedule 13D/A filed on September 16, 2010, file number 005-50582.  As a result thereof Portel Marketing S.A. no longer holds securities in the Issuer.

Explanatory Note

The following constitutes Amendment No.4 ("Amendment No.4") to the Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 5, 2004  with respect to the ordinary shares, par value NIS 1.0 per share, of R.V.B. Holdings Ltd. (f/k/a BVR Systems (1998) Ltd.), as amended by Amendment No.1 to the Schedule 13D filed with the SEC on  November 3, 2004, as amended by Amendment No.2 to the Schedule 13D filed with the SEC on August 6, 2007 and as amended by Amendment No.3 to the Schedule 13D filed with the SEC on September 16, 2010.  This Amendment No.4 amends the Schedule 13D as specifically set forth herein.  The purpose of this Amendment No.4 is to report on the exercise of the option granted to Aviv Tzidon to purchase the shares of the Issuer as detailed in Amendment No.3 to the Schedule 13D and the agreement described in Item 4 and 6 herein.

Item 3.	Source and Amount of Funds or Other Consideration

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and Chun LP entered into an agreement (the “September 2010 Agreement”) pursuant to which Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon, the option to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of Chun LP’s holdings in the Issuer.

On December 16, 2010, A.O. Tzidon (1999) Ltd., a private Israeli company, wholly owned by Aviv Tzidon, exercised the right granted to Aviv Tzidon or a company controlled by him, by Chun LP to purchase 58,142,608 Ordinary Shares of the Issuer, in accordance with the terms of the September 2010 Agreement. In order to finance the purchase of the 58,142,608 Ordinary Shares of the Issuer, A.O. Tzidon (1999) Ltd. and Aviv Tzidon entered into an agreement, on December 12, 2010, with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company traded on the Tel Aviv Stock Exchange (the “Greenstone Agreement”).

Per the Greenstone Agreement Greenstone provided to A.O. Tzidon (1999) Ltd. and Aviv Tzidon a loan in the amount of $12,500,000 which subject to certain provisions may be increased to $13,600,000 (the “Loan”) for purpose of exercising the option granted under the September 2010 Agreement to purchase the 58,142,608 Ordinary Shares of the Issuer from Chun LP.

The Loan bears an annual interest of 5% and is to be repaid by A.O. Tzidon (1999) Ltd. and Aviv Tzidon two months after Greenstone announces it will not exercise the option granted to it, as detailed below.

To secure the Loan (including interest thereto and interest for late payments, if applicable), A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledged to the benefit of Greenstone, in a fixed and floating pledge of the first degree, all of the Issuer shares held by A.O. Tzidon (1999) Ltd. and Aviv Tzidon, namely 59,142,608 Ordinary Shares of the Issuer and, in addition, Aviv Tzidon provided a fixed and floating pledge of the first degree to Greenstone on all his shares in A.O. Tzidon (1999) Ltd., constituting 100% of the issued share capital of A.O. Tzidon (1999) Ltd.

In addition, as part of the Greenstone Agreement, A.O. Tzidon (1999) Ltd. and Aviv Tzidon undertook to make their best efforts to purchase additional shares of the Issuer which shall bring their holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer). Should A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledge such additional shares of the Issuer to the benefit of Greenstone the loan amount shall be increased by an additional $1,100,000, which shall be deemed part of the Loan for all intents and purposes.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by the following:

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and CHUN Holdings Limited Partnership ("Chun LP") entered into an agreement (the “September 2010 Agreement”) pursuant to which  Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon,  the option to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of Chun LP’s holdings in the Issuer in accordance with the terms of the September 2010 Agreement as reported in the Schedule 13D/A filed on September 16, 2010, file number 005-50582.

On December 16, 2010 A.O. Tzidon (1999) Ltd., a private Israeli company wholly owned by Aviv Tzidon, exercised the right granted by Chun LP to purchase 58,142,608 Ordinary Shares of the Issuer, in accordance with the terms of the September 2010 Agreement. In order to finance the purchase of the 58,142,608 Ordinary Shares of the Issuer, A.O. Tzidon (1999) Ltd. and Aviv Tzidon entered into an agreement, on December 12, 2010, with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company traded on the Tel Aviv Stock Exchange (the “Greenstone Agreement”).

Per the Greenstone Agreement Greenstone provided to A.O. Tzidon (1999) Ltd. and Aviv Tzidon a loan in the amount of $12,500,000 which subject to certain provisions may be increased to $13,600,000 (the “Loan”) for purpose of exercising the option granted under the September 2010 Agreement to purchase the 58,142,608 Ordinary Shares of the Issuer from Chun LP.

The Loan bears an annual interest of 5% and is to be repaid by A.O. Tzidon (1999) Ltd. and Aviv Tzidon two months after Greenstone announces it will not exercise the option granted to it, as detailed below.

To secure the Loan (including interest thereto and interest for late payments, if applicable) A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledged to the benefit of Greenstone, in a fixed and floating pledge of the first degree all of the Issuer shares held by A.O. Tzidon (1999) Ltd. and Aviv Tzidon, namely 59,142,608 Ordinary Shares of the Issuer.  Subject to certain exemptions relating to the distribution of dividends, such fixed and floating pledge will also apply to all rights attached and/or deriving from the Issuer shares held by A.O. Tzidon (1999) Ltd. and Aviv Tzidon. In addition, to further secure the repayment of the Loan, 59,142,608 Ordinary Shares of the Issuer were transferred by A.O. Tzidon (1999) Ltd. and Aviv Tzidon to Yigal Arnon & Co. - Trust Company Ltd. who is holding such shares as a trustee. A.O. Tzidon (1999) Ltd. and Aviv Tzidon hold the voting rights, through a proxy, to vote in respect of all such shares; provided, however, that from the date of the Greenstone Agreement and until the full repayment of the Loan or the closing of the Greenstone Option (as defined below), A.O. Tzidon (1999) Ltd. and Aviv Tzidon have undertaken, as shareholders and subject to the provisions of any law, to make best efforts, to cause that certain actions will not be performed by the Issuer, including, among others, changes in the Issuer's capital, the entering into new business, the distribution of dividends while the Greenstone Option has not been exercised etc.

In addition, as part of the Greenstone Agreement A.O. Tzidon (1999) Ltd. and Aviv Tzidon undertook to make their best efforts to purchase additional shares of the Issuer which shall bring their holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer). Should A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledge such additional shares of the Issuer to the benefit of Greenstone the loan amount shall be increased by an additional $1,100,000, which shall be deemed part of the Loan for all intents and purposes.

During a period of 90 days from the date of the provision of the Loan, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon Ordinary Shares of the Issuer which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer), as shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (the “Option Shares” and the “Greenstone Option” respectively). Final number of Option Shares to be purchased by Greenstone upon the exercise of the Greenstone Option shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (within the range described above).

The consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000 (the “Exercise Price”).  The Loan provided until such date, including accrued interest, shall be deducted from the Exercise Price such that the Loan amount shall be deemed a payment on account of the Exercise Price. Should Greenstone exercise the Greenstone Option while holders of all other convertible securities of the Issuer have not converted their securities into Ordinary Shares of the Issuer prior to the date of exercise of the Greenstone Option as aforesaid, Aviv Tzidon will also transfer to Greenstone his options to purchase 1,800,000 Ordinary Shares of the Issuer, free of charge.

As part of the purchase by A.O. Tzidon (1999) Ltd. of the 58,142,608 Ordinary Shares of the Issuer from Chun LP, Messers Yair Green, Uri Manor and Abraham Gilat resigned from the Board of Directors of the Issuer effective December 16, 2010.

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) are amended and restated as follows:

(a)
Aviv Tzidon is the indirect beneficial owner, through A.O. Tzidon (1999) Ltd., a company wholly owned by him, of 58,142,608 Ordinary Shares of the Issuer and the direct beneficial owner of 1,000,000 Ordinary shares of the Issuer and options to purchase 1,800,000 Ordinary shares of the Issuer, or approximately 50.49% of the Issuer's outstanding securities in the aggregate, based on 120,700,535 Ordinary Shares currently outstanding (assuming the exercise of the vested options held by Aviv Tzidon and assuming no other exercise of the Issuer's convertible securities).

Notwithstanding the above, to secure the repayment of the Loan, 59,142,608 of the Ordinary Shares of the Issuer held by A.O. Tzidon and Aviv Tzidon have been transferred to Yigal Arnon & Co. - Trust Company Ltd., who is holding the shares as a trustee.  A.O. Tzidon (1999) Ltd. and Aviv Tzidon hold voting rights, through a proxy, to vote in respect of all such shares.

Chun Holdings Limited Partnership and Portel Marketing S.A. are no longer holders, whether directly or indirectly, of any Ordinary Shares of the Issuer.

(b)
As of the date of the filing of this Statement Aviv Tzidon has voting power with respect to 59,142,608 Ordinary Shares, 58,142,608 through O.A. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon and in which he is the sole director, and 1,000,000 Ordinary Shares of the Issuer directly. In addition, Aviv Tzidon holds options to purchase 1,800,000 Ordinary Shares of the Issuer, of which he has sole dispositive power.

(c)
On December 16, 2010, A.O. Tzidon (1999) Ltd., a private Israeli company wholly owned by Aviv Tzidon, exercised the right granted by Chun LP, to purchase 58,142,608 Ordinary Shares of the Issuer, in accordance with the terms of the agreement entered into between Chun LP, Portel Marketing S.A. and Aviv Tzidon, dated September 8, 2010 (the “September 2010 Agreement”), as reported in the Schedule 13D/A filed on September 16, 2010, file number 005-50582. In order to finance the purchase of the 58,142,608 Ordinary Shares of the Issuer, A.O. Tzidon (1999) Ltd. and Aviv Tzidon entered into an agreement, on December 12, 2010, with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company traded on the Tel Aviv Stock Exchange (the “Greenstone Agreement”).

Per the Greenstone Agreement, Greenstone provided to A.O. Tzidon (1999) Ltd. and Aviv Tzidon a loan in the amount of $12,500,000 which subject to certain provisions may be increased to $13,600,000 (the “Loan”) for purpose of exercising the option granted under the September 2010 Agreement to purchase the 58,142,608 Ordinary Shares of the Issuer from Chun LP.

During a period of 90 days from the date of the provision of the Loan, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from A.O. Tzidon (1999) Ltd. and Aviv Tzidon Ordinary Shares of the Issuer which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer), as shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (the “Option Shares” and the “Greenstone Option” respectively). Final number of Option Shares to be purchased by Greenstone upon the exercise of the Greenstone Option shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (within the range described above).

The consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000 (the “Exercise Price”).  The Loan provided until such date, including accrued interest, shall be deducted from the Exercise Price such that the Loan amount shall be deemed a payment on account of the Exercise Price. Should Greenstone exercise the Greenstone Option while holders of all other convertible securities of the Issuer have not converted their securities into Ordinary Shares of the Issuer prior to the date of exercise of the Greenstone Option as aforesaid, Aviv Tzidon will also transfer to Greenstone his options to purchase 1,800,000 Ordinary Shares of the Issuer, free of charge.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

On September 8, 2010 Portel Marketing S.A., Aviv Tzidon and CHUN Holdings Limited Partnership ("Chun LP") entered into an agreement (the “September 2010 Agreement”) pursuant to which  Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon,  the option to purchase from Chun LP 58,142,608 Ordinary Shares of the Issuer (the “RVB Shares”), such shares constituting all of Chun LP’s holdings in the Issuer in accordance with the terms of the September 2010 Agreement as reported in the Schedule 13D/A filed on September 16, 2010, file number 005-50582.

On December 16, 2010 A.O. Tzidon (1999) Ltd., a private Israeli company wholly owned by Aviv Tzidon, exercised the right granted by Chun LP to purchase 58,142,608 Ordinary Shares of the Issuer, in accordance with the terms of the September 2010 Agreement. In order to finance the purchase of the 58,142,608 Ordinary Shares of the Issuer, A.O. Tzidon (1999) Ltd. and Aviv Tzidon entered into an agreement, on December 12, 2010, with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company traded on the Tel Aviv Stock Exchange (the “Greenstone Agreement”).

Per the Greenstone Agreement Greenstone provided to A.O. Tzidon (1999) Ltd. and Aviv Tzidon a loan in the amount of $12,500,000 which, subject to certain provisions may be increased to $13,600,000 (the “Loan”) for purpose of exercising the option granted under the September 2010 Agreement to purchase the 58,142,608 Ordinary Shares of the Issuer from Chun LP.

The Loan bears an annual interest of 5% and is to be repaid by A.O. Tzidon (1999) Ltd. and Aviv Tzidon two months after Greenstone announces it will not exercise the option granted to it, as detailed below.

To secure the Loan (including interest thereto and interest for late payments, if applicable), A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledged to the benefit of Greenstone, in a fixed and floating pledge of the first degree all of the Issuer shares held by A.O. Tzidon (1999) Ltd. and Aviv Tzidon, namely 59,142,608 Ordinary Shares of the Issuer.  Subject to certain exemptions relating to the distribution of dividends, such fixed and floating pledge will also apply to all rights attached and/or deriving from the Issuer shares held by A.O. Tzidon (1999) Ltd. and Aviv Tzidon. In addition, to further secure the repayment of the Loan, 59,142,608 Ordinary Shares of the Issuer were transferred by A.O. Tzidon (1999) Ltd. and Aviv Tzidon to Yigal Arnon & Co. - Trust Company Ltd. who is holding such shares as a trustee. A.O. Tzidon (1999) Ltd. and Aviv Tzidon hold voting rights, through a proxy, to vote in respect of all such shares provided, however, that from the date of the Greenstone Agreement and until the full repayment of the Loan or the closing of the Greenstone Option (as defined below), A.O. Tzidon (1999) Ltd. and Aviv Tzidon have undertaken, as shareholders and subject to the provisions of any law, to make best efforts, to cause that certain actions will not be performed by the Issuer, including, among others, changes in the Issuer's capital, the entering into new business, the distribution of dividends while the Greenstone Option has not been exercised etc.

In addition, as part of the Greenstone Agreement, A.O. Tzidon (1999) Ltd. and Aviv Tzidon undertook to make their best efforts to purchase additional shares of the Issuer, which shall bring their holdings in the Issuer to 57.5% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer). Should A.O. Tzidon (1999) Ltd. and Aviv Tzidon pledge such additional shares of the Issuer to the benefit of Greenstone, the loan amount shall be increased by an additional $1,100,000, which shall be deemed part of the Loan for all intents and purposes.

During a period of 90 days from the date of the provision of the Loan, namely December 16, 2010 (the “Option Period”), Greenstone was granted an option to purchase from A.O. Tzidon (1999)  Ltd. and Aviv Tzidon Ordinary Shares of the Issuer which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65% of the issued share capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer), as shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (the “Option Shares” and the “Greenstone Option” respectively). Final number of Option Shares to be purchased by Greenstone upon the exercise of the Greenstone Option shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon (within the range described above).

The consideration to be paid for the Option Shares shall be equal to the percentage of the Option Shares from the issued shares capital of the Issuer (not taking into account 930,000 dormant shares of the Issuer which are held by the Issuer) multiplied by the cash amount held by the Issuer (which shall not be less than $31,500,000) after deduction of obligations of the Issuer on the date of exercise of the Greenstone Option, plus $1,000,000 (the “Exercise Price”).  The Loan provided until such date, including accrued interest, shall be deducted from the Exercise Price such that the Loan amount shall be deemed a payment on account of the Exercise Price. Should Greenstone exercise the Greenstone Option while holders of all other convertible securities of the Issuer have not converted their securities into Ordinary Shares of the Issuer prior to the date of exercise of the Greenstone Option as aforesaid, Aviv Tzidon will also transfer to Greenstone his options to purchase 1,800,000 Ordinary Shares of the Issuer, free of charge.

Item 7:

Item 7 is amended as follows:

Exhibit 7	English Translation of the Agreement between Aviv Tzidon, A.O. Tzidon (1999) Ltd. and Greenstone Industries Ltd. dated December 12, 2010.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2010.

CHUN HOLDINGS L.P.

By:	(-)
Name: Aviv Tzidon
Title: Director

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Date: December 16, 2010.

Aviv Tzidon

(-)